Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

July __, 2003

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by August __, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After August __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                  * * * * * *

PROGRESS ENERGY, INC., ET AL.     (70-[___])
-----------------------------

     Progress Energy, Inc. ("Progress Energy"), a North Carolina corporation and a registered holding company whose principal business address is at 410 South Wilmington Street, Raleigh, North Carolina 27602; Florida Progress Corporation ("Florida Progress"), a direct subsidiary of Progress Energy and an exempt holding company under Section 3(a)(1) of the Act; Progress Energy's direct and indirect public-utility subsidiaries: Carolina Power & Light Company (CP&L"), North Carolina Natural Gas Corporation ("NCNG"), and Florida Power Corporation ("FPC") (the "Utility Subsidiaries"); and Progress Energy's direct and indirect nonutility subsidiaries: Progress Energy Service Company, LLC ("Progress Service"), Strategic Resource Solutions Corp. ("SRS"), Progress Energy Solutions, Inc. ("Progress Solutions") and its subsidiary, Progress Real Estate Holdings, Inc. ("Progress Real Estate"), PV Holdings, Inc. ("PV Holdings") and its subsidiaries, Progress Capital Holdings, Inc. ("Progress Capital") and its subsidiaries, Florida Progress Funding Corporation ("Progress Funding"), and FPC Del, Inc. (the "Nonutility Subsidiaries," and together with the Utility Subsidiaries, the "Subsidiaries"), have filed an application and/or declaration ("Application/Declaration") with the Commission pursuant to Sections 6(a), 7,


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9(a), 10, 12(b), 12(c), and 12(f) of the Act and Rules 26(c), 42, 45(a), 45(c),
46, 53, and 54 promulgated thereunder. Progress Energy, Florida Progress and the Subsidiaries are herein referred to as the "Applicants."

     CP&L and FPC generate, transmit, purchase and sell electricity in parts of North Carolina, South Carolina, and Florida, and NCNG distributes natural gas at retail in parts of eastern and south central North Carolina.(1) Progress Service is a service company subsidiary formed to provide the Utility Subsidiaries and other companies in the Progress Energy system certain management and administrative services. PV Holdings is an intermediate nonutility holding company that is engaged, through its wholly-owned subsidiary, Progress Ventures, Inc. ("Progress Ventures"), also an intermediate non-utility holding company, in the development and ownership and operation of "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, and "energy-related companies," as defined in Rule 58, that are engaged in synthetic fuels production. SRS designs, develops, installs, and provides facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide; designs and manufactures advanced cogeneration energy systems for efficient on-location power generation; and designs, engineers, installs and maintains building automation systems that control heating, ventilation, air conditioning (HVAC) and lighting. Progress Solutions is an "energy-related company" within the meaning of Rule 58, which, directly and through a subsidiary, provides energy and facilities management software to enable customers to control energy usage. Progress Real Estate, also an intermediate nonutility subsidiary, is engaged in certain preliminary development activities relating to the potential acquisition of passive investment interests in a commercial real estate project in downtown Raleigh. Progress Capital serves as the holding company for most of Florida Progress's nonutility operations, including the operations of Progress Fuels Corporation ("Progress Fuels") and its subsidiaries, which are engaged in, among other businesses, rail and marine transportation services and coal mining operations, and Progress Telecommunications Corporation ("Progress Telecommunications"), an "exempt telecommunications company" ("ETC") as defined in Section 34 of the Act. FPC Del, Inc. holds accounts receivable for certain of its associate companies. Progress Funding was formed in early 1999 to facilitate a quarterly income preferred securities financing transaction.

     The Nonutility Subsidiaries of CP&L and NCNG are as follows: CaroFund, Inc. and CaroHome, LLC, which hold passive investments in low-income housing projects (or in funds that invest in such projects) that qualify for federal income tax credits; Capitan Corporation, which holds title to land in Tennessee that is used in CP&L's utility operations; Caronet, Inc. ("Caronet"), an ETC; CaroFinancial Inc., which holds a receivable evidencing debt incurred by a CP&L employee stock ownership plan; NCNG Cardinal Pipeline Investment Corporation, which holds a minority interest in an intrastate gas pipeline company in North Carolina; NCNG Pine Needle Investment Corporation, which holds a minority

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(1) In a separate proceeding (File No. 70-10115), Progress Energy is seeking authorization pursuant to Section 12(d) of the Act to sell all of the issued and outstanding common stock of NCNG and its 50% ownership interest in another subsidiary (Eastern North Carolina Natural Gas Company) to Piedmont Natural Gas Company. It is stated that NCNG will be removed as an Applicant in this proceeding if that transaction closes before September 30, 2003.


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interest in a company that owns and operates a liquefied natural gas project in
North Carolina; and Cape Fear Energy Corp., a gas marketer.

     The Applicants are currently authorized to engage in financing and other related transactions from time to time through September 30, 2003 pursuant to an order dated December 12, 2000 (the "December 2000 Order"), as supplemented and modified by orders dated April 18, 2002 and May 5, 2003 in File No. 70-9659,(2) and orders dated September 20, 2001 and March 15, 2002 in File No. 70-9909(3) (collectively, the orders in File Nos. 70-9659 and 70-9909 are referred to as the "Prior Orders"). In this proceeding, the Applicants seek to amend, modify and extend their current authorization under the Prior Orders to engage in external financing transactions and intrasystem financing transactions, to provide guarantees and other forms of credit support, to organize specified types of new subsidiaries, to continue to participate in money pool arrangements, to pay dividends out of capital and unearned surplus, and to allocate consolidated income taxes in a manner that does not conform in all respects to Rule 45(c) for the period through September 30, 2006 ("Authorization Period"). The order issued in this proceeding will supersede, replace and modify the current authorization of the Applicants under the Prior Orders to engage in such transactions.(4) The proposed transactions are summarized below:

     External Long-term Financing by Progress Energy. Progress Energy is requesting authorization to increase its capitalization by issuing and selling from time to time during the Authorization Period, directly or indirectly through one or more Financing Subsidiaries (as described below): (i) additional shares of its authorized common stock ("Common Stock") or options, warrants, forward equity purchase contracts, or other rights that are exercisable or exchangeable for or convertible into Common Stock, (ii) preferred stock or other types of preferred securities (including specifically trust preferred securities) (together, "Preferred Securities") and equity-linked securities ("Equity-Linked Securities"), and (iii) notes, debentures and other forms of long-term debt securities having maturities of up to 50 years ("Long-term Debt") in an aggregate amount not to exceed $2.8 billion (excluding securities issued for purposes of refunding or replacing other outstanding long-term securities where Progress Energy's capitalization is not increased as a result thereof).

     Progress Energy states that it may issue and sell Common Stock (and/or options, warrants, forward equity purchase contracts, or other rights that are exercisable or exchangeable for or convertible into Common Stock), Preferred Securities, Equity-linked Securities and Long-term Debt (i) through

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(2) See Progress Energy, Inc., et al., Holding Co. Act Release Nos. 27297 (Dec.
12, 2000), 27522 (Apr. 18, 2002) (approving tax allocation agreement), and 27673 (May 5, 2003) (authorizing increase in limit on investments in "Energy-Related Assets").

(3) See Progress Energy, Inc., et al., Holding Co. Act Release Nos. 27440 (Sept. 20, 2001) (increasing certain financing limits under the December 2000 Order for Progress Energy and NCNG) and 27500 (Mar. 15, 2002) (authorizing further increase in limit on long-term securities and guarantees issued by Progress Energy and eliminating overall debt limitation imposed on Progress Energy under the December 2000 Order).

(4) The Commission granted certain other authorizations under the December 2000 Order that are not limited by the September 30, 2003 authorization period specified therein. The December 2000 Order will therefore not be superseded in all respects by the order issued in this proceeding.


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underwriters, initial purchasers or dealers, (ii) through agents, (iii) directly to a limited number of purchasers or a single purchaser, or (iv) directly to employees of Progress Energy or its Subsidiaries (or to trusts established for their benefit), shareholders, officers and directors pursuant to stock-based plans ("Stock Plans"). If underwriters are used, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Progress Energy) or directly by one or more underwriters acting alone, or may be sold directly by Progress Energy or through agents designated by Progress Energy from time to time. If dealers are utilized, Progress Energy will sell such securities to the dealers, as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. Progress Energy also proposes to issue Common
Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder (specifically Rule 58).

     New issue shares of Common Stock issued pursuant to Stock Plans will be counted against the overall $2.8 billion limitation on new long-term financing by Progress Energy.

     Preferred stock and other forms of Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Progress Energy's board of directors. Dividends or distributions on such securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Progress Energy may also issue and sell Equity-linked Securities, typically in the form of stock purchase units, which combine a security with a fixed obligation (e.g., preferred stock or debt) with a stock purchase contract that is exercisable (either mandatorily or at the option of the holder) within a relatively short period (e.g., three to six years after issuance).

     Long-term Debt may be issued, directly or indirectly through one or more Financing Subsidiaries, in the form of bonds, notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding at the time of issuance.

     Short-term Debt of Progress Energy. Progress Energy also proposes to issue and sell from time to time commercial paper, unsecured promissory notes and other forms of unsecured indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1.5 billion. Specifically, Progress Energy may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable


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quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Progress Energy will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that Progress Energy's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Progress Energy also proposes to maintain and renew from time to time committed bank lines of credit in an aggregate principal amount not to exceed the proposed Short-term Debt limitation, provided that only the principal amount of any borrowing thereunder will be counted against the proposed limit on Short-term Debt. Progress Energy may also engage in other types of short-term financing, including borrowings under uncommitted lines, generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     Progress Energy proposes to use the proceeds from the sale of long-term and short-term securities described above for general corporate purposes including
(i) financing, in part, of the capital expenditures of Subsidiaries, (ii) financing working capital requirements of Progress Energy and its Subsidiaries,
(iii) the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by Progress Energy or its Subsidiaries or as otherwise authorized by Commission, (iv) direct or indirect investments in companies authorized under the Act or by rule, including investments in EWGs and "foreign utility companies" ("FUCOs")(5) and "energy-related companies" under Rule 58, and (v) other lawful purposes. Progress Energy represents that no such financing proceeds will be used to acquire the securities of a new subsidiary unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act.

     Progress Energy proposes that the following general terms will be applicable where appropriate to the proposed external financing transactions described above:

          (a) Effective Cost of Money. The effective cost of capital on Long-term Debt, Preferred Securities, Equity-Linked Securities, and Short-term Debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital (i) on any series of Long-term Debt exceed 500 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, (ii) on any series of Preferred Securities or Equity-Linked Securities exceed 600 basis points over a U.S. Treasury security having a remaining term equal to the term of such series, and (iii) on Short-term Debt exceed 500 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of less than one year.

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(5) By order dated July 17, 2002 in File No. 70-10060, Progress Energy was
authorized to increase its "aggregate investment," as defined under Rule 53(a), in EWGs to $4 billion using the proceeds of financings and guarantees as authorized under the Prior Orders or any order or orders subsequently issued that extend or renew Progress Energy's authorization under the Prior Orders. The Commission reserved jurisdiction under the July 17, 2002 order over the use of proceeds of authorized financings to invest in FUCOs pending completion of the record.


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          (b) Maturity. The maturity of Long-term Debt will not exceed 50 years after the issuance thereof. Preferred Securities and Equity-linked Securities will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock, except that preferred stock issued directly by Progress Energy may be perpetual in duration.

          (c) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application/Declaration will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

          (d) Common Equity Ratio. At all times during the Authorization Period, Progress Energy and each Utility Subsidiary (other than Eastern NCNG) will maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt); provided that Progress Energy will in any event be authorized to issue Common Stock (including pursuant to Stock Plans) to the extent authorized herein.

          (e) Investment Grade Ratings. Applicants further represent that, except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application/Declaration, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of the top level registered holding company that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

          (f) Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (September 30, 2006).

     Issuance of Common Stock under Stock Plans. In addition to the foregoing request, Progress Energy also requests authorization to purchase or cause to be purchased on the open market for purposes of delivery up to 11 million shares of Common Stock pursuant to its dividend reinvestment plan and other stock-based plans maintained for the benefit of employees, officers and non-employee directors of Progress Energy and its Subsidiaries.

     Short-term Debt of CP&L. CP&L requests authorization to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1 billion. Short-term Debt issued by CP&L shall be subject to the same general parameters described above in connection with issuances of Short-term Debt by Progress Energy.


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     Intercompany Loans to NCNG. NCNG requests authorization to issue and sell, and Progress Energy requests authorization to acquire, from time to time long-term debt securities of NCNG having maturities of up to 50 years in an aggregate amount which, when added to borrowings by NCNG under the Utility Money Pool (described below), will not exceed $750 million. The interest rate and maturity on any note evidencing direct borrowings from Progress Energy will be designed to parallel the effective cost of capital of Progress Energy.

     Intercompany Loans to Less Than Wholly-Owned Nonutility Subsidiaries. Progress Energy and Nonutility Subsidiaries request authorization to make loans to less than wholly-owned Nonutility Subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital, subject to certain limitations in the case of any such loan to a less than wholly-owned Nonutility Subsidiary that sells services to any associate Nonutility Subsidiary.

     Guarantees by Progress Energy. Progress Energy requests authorization to provide guarantees and other forms of credit support ("Progress Guarantees") on behalf or for the benefit of its Subsidiaries in an aggregate principal or nominal amount not to exceed $3 billion at any time outstanding, provided however, that the amount of any Progress Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable..

     Guarantees by Nonutility Subsidiaries. Nonutility Subsidiaries request authorization to provide guarantees and other forms of credit support ("Nonutility Guarantees") on behalf or for the benefit of other Nonutility Subsidiaries in an aggregate principal or nominal amount not to exceed $500 million at any time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b) and Rule 52, provided however, that the amount of Nonutility Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitations of Rule 58(a)(1).

     Outstanding Guarantees of Florida Progress. In addition to the foregoing, Florida Progress and its Nonutility Subsidiaries request authorization to maintain in effect all guarantees and other forms of credit support outstanding on the date that Progress Energy acquired Florida Progress relating to credit facilities and other financing arrangements of Progress Capital and Progress Funding and to other existing obligations of Florida Progress's Nonutility Subsidiaries, and to amend, renew, extend or replace any such guarantees during the Authorization Period.

     Interest Rate Hedging Transactions. Progress Energy and, to the extent not exempt under Rule 52, the Subsidiaries request authorization to enter into interest rate hedges ("Interest Rate Hedges") with respect to existing indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into anticipatory hedges ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure. It is stated that Interest Rate Hedges and Anticipatory Hedges would only be entered into with counterparties whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard & Poor's Inc., are equal to or greater than BBB, or an equivalent rating from Moody's Investor Service, Fitch Investor Service or Duff and Phelps.


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     Continuation of Money Pools. Progress Energy proposes to continue the operation and funding of the Utility Money Pool and Nonutility Money Pool (together, the "Money Pools"), and CP&L and NCNG request authorization to make borrowings under the Utility Money Pool in an aggregate principal amount at any time outstanding not to exceed $400 million in the case of each company. No loans through the Money Pools would be made to, and no borrowings through the Money Pools would be made by, Progress Energy. It is proposed that the following additional Nonutility Subsidiaries be permitted to participate in the Nonutility Money Pool: Progress Real Estate, Progress Fuels, Progress Solutions, Progress Telecommunications, and Caronet. No other changes to the terms, conditions or limitations applicable to the Money Pools, as set forth in the December 2000 Order, are being requested.

     Financing Subsidiaries. Progress Energy and Subsidiaries request authorization to acquire the equity securities of one or more entities ("Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Progress Energy and Subsidiaries through the issuance of long-term debt or equity securities to third parties, to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and to issue their subordinated unsecured notes ("Subordinated Notes") to a Financing Subsidiary to evidence the transfer of financing proceeds by a Financing Subsidiary to its parent company. The debt of any Financing Subsidiary guaranteed by Progress Energy will comply with the parameters for financing authorization set forth above. In order to avoid double counting, however, the amount of any Progress Guarantee issued with respect to securities issued by a Financing Subsidiary will not also be counted against the proposed $3 billion limit on Progress Guarantees. The principal amount, maturity and interest rate on any Subordinated Notes will be designed to parallel the amount, maturity and interest or distribution rate on the securities issued by a Financing Subsidiary in respect of which the Subordinated Note is issued.

     Investments in Certain Energy-Related Assets. Nonutility Subsidiaries request a continuation of their current authorization to make investments of up to $1 billion at any time in certain types of energy-related assets in the United States ("Energy-Related Assets"), including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities that are incidental to energy marketing activities of such companies, or the capital stock of companies substantially all of whose physical assets consist of such Energy-Related Assets.

     Dividends Paid from Capital or Unearned Surplus. Nonutility Subsidiaries request authorization to pay dividends out of capital and unearned surplus and/or to acquire, retire or redeem securities of such companies that are held by any associate company or affiliate to the extent permitted under applicable law and the terms of any credit arrangements to which they may be parties.

     Expenditures on Preliminary Development Activities. Progress Energy, directly or indirectly through Nonutility Subsidiaries, requests authorization to expend up to $250 million at any one time on preliminary development


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activities ("Development Activities") relating to potential new investments in nonutility businesses.(6)

     Allocation of Consolidated Income Tax Liabilities. The Applicants request authorization to continue to allocate consolidated income tax liabilities among the members of the group in accordance with the terms of the tax allocation agreement previously approved by the Commission for tax years that end during the Authorization Period. Under this tax allocation agreement, Progress Energy would be permitted to retain the benefit (in the form of lower consolidated income tax liability) associated with the interest expense on certain indebtedness incurred to finance or refinance the cash portion of the purchase price paid by Progress Energy in connection with its acquisition of Florida Progress in 2000. The outstanding principal amount of such acquisition indebtedness is currently $3.2 billion.

     Modification of Authorization Relating to Dividends Paid From Capital or Unearned Surplus. In addition to the foregoing proposals, Progress Energy and NCNG are requesting a modification to their current authorization under the December 2000 Order to pay dividends out of capital or unearned surplus in order to reflect changes in purchase accounting rules since the date of the December 2000 Order. Specifically, in order to reflect such accounting changes, Progress Energy is requesting authorization to declare and pay dividends on Common Stock and/or redeem or repurchase outstanding shares of Common Stock from time to time out of capital and unearned surplus, to the extent permitted under applicable corporate law and the terms of any applicable covenants in their respective financing documents, in an amount equal to (A) the sum of (i) CP&L's consolidated retained earnings prior to formation of Progress Energy as a holding company over CP&L in 2000, (ii) Florida Progress's retained earnings prior to its acquisition in 2000 by Progress Energy, and (iii) NCNG's retained earnings prior to the acquisition of NCNG by CP&L in 1999, plus (B) the amount, if any, recorded as an impairment to goodwill in accordance with SFAS No. 142. NCNG is requesting authorization to pay dividends out of capital and unearned surplus in an amount equal to NCNG's retained earnings prior to the acquisition of NCNG by CP&L in 1999.

     It is stated that the issue and sale of any debt securities by NCNG having a maturity of more than two years requires approval by the North Carolina Utilities Commission ("NCUC"), and that NCNG will file an application with the NCUC at the appropriate time in connection with any issuance of debt securities having a maturity of more than two years to Progress Energy. It is further stated that no other state commission, and no federal commission, other than this Commission, has jurisdiction over any of the other transactions for which authorization is sought in this Application/Declaration.

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(6) Development Activities are limited to due diligence and design review;
market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses.


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